UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of        April         , 2004
                 ---------------------
Commission File Number:  001-13196
                         -----------------

                               DESC, S.A. DE C.V.
                 ----------------------------------------------
                 (Translation of registrant's name into English)

 PASEO DE LOS TAMARINDOS 400-B, BOSQUES DE LAS LOMAS, 05120 MEXICO, D.F., MEXICO
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form  20-F  X                 Form 40-F
           ---                           ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following is included in this report on Form 6-K:


               Item
               ----

           1. Notice to the Stockholders, dated April 2, 2004, regarding Registrant's Annual Shareholders Meeting





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
                                                                          Item 1

                              NOTICE REGARDING THE
          PRINCIPAL PROPOSALS TO BE SUBMITTED FOR THE CONSIDERATION OF
             THE SHAREHOLDERS OF DESC, S.A. DE C.V. ("DESC") AT THE
              ANNUAL GENERAL ORDINARY SHAREHOLDERS MEETING OF DESC
             ("SHAREHOLDERS' MEETING") TO BE HELD ON APRIL 26, 2004


I. PRESENTATION OF THE REPORT OF THE BOARD OF DIRECTORS, AS PROVIDED IN ARTICLE 172 OF THE MEXICAN GENERAL CORPORATIONS LAW, AND THE REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS, REGARDING THE FISCAL YEAR ENDED DECEMBER 31, 2003 ("FY 2003"), AND RESOLUTIONS REGARDING SUCH REPORTS.

These items will be presented at the Shareholders' Meeting.

II. RATIFICATION OF THE ACTIONS UNDERTAKEN BY THE BOARD OF DIRECTORS AND THE BOARD COMMITTEES DURING FY 2003.

Based principally on the documents referred in the first item above, Desc's shareholders will vote on the ratification of the actions undertaken by the Board of Directors and the Board Committees during FY 2003.

III. DISCUSSION, APPROVAL OR MODIFICATION, IF APPROPRIATE, OF THE FINANCIAL STATEMENTS OF DESC AS OF DECEMBER 31, 2003, WITH THE PRIOR READING OF THE REPORT OF THE STATUTORY EXAMINER.

These items will be presented at the Shareholders' Meeting.

IV. RESOLUTIONS ON THE APPLICATION OF RESULTS.

The shareholders of Desc will be asked to approve at the Shareholders' Meeting the application of Desc's net loss for FY 2003, which is equal to pesos $2,240,386,163.23 (Mexican Currency), against Desc's Accumulated Profit Account.

V. ELECTION OR REELECTION, AS THE CASE MAY BE, OF THE MEMBERS OF THE BOARD OF DIRECTORS, AS WELL AS THE BOARD'S COMMITTEE MEMBERS, AND OF THE STATUTORY EXAMINERS.

     a) The following persons are the nominees for election as the Proprietary Directors of Desc:

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
           SERIES "A" DIRECTORS

           FERNANDO SENDEROS MESTRE
           CARLOS GOMEZ Y GOMEZ
           ERNESTO VEGA VELASCO
           ALBERTO BAILLERES GONZALEZ
           FEDERICO FERNANDEZ SENDEROS
           PABLO JOSE CERVANTES BELAUSTEGUIGOITIA

           SERIES "B" DIRECTORS

           RUBEN AGUILAR MONTEVERDE
           VALENTIN DIEZ MORODO
           CARLOS GONZALEZ ZABALEGUI
           PRUDENCIO LOPEZ MARTINEZ
           LUIS TELLEZ KUENZLER

           Each director is elected for a term of one year, ending at the next annual meeting of our shareholders, and until his or her successor is elected and qualifies, subject to earlier removal.

     b) The following directors are nominees for election as members of the Board of Directors' Committees:


                               EVALUATION AND COMPENSATION COMMITTEE

                               ERNESTO VEGA VELASCO                   CHAIRMAN
                               CARLOS GONZALEZ ZABALEGUI
                               VALENTIN DIEZ MORODO

                               AUDIT COMMITTEE

                               PRUDENCIO LOPEZ MARTINEZ               CHAIRMAN
                               RUBEN AGUILAR MONTEVERDE
                               ERNESTO VEGA VELASCO

                               FINANCE AND PLANNING COMMITTEE

                               FERNANDO SENDEROS MESTRE               CHAIRMAN
                               CARLOS GOMEZ Y GOMEZ
                               FEDERICO FERNANDEZ SENDEROS
                               ERNESTO VEGA VELASCO


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     c)   The reelection of MESSRS. JOSE MANUEL CANAL HERNANDO and DANIEL DEL
          BARRIO BURGOS, as Statutory Auditor and Alternate Statutory Auditor, respectively, will be submitted for the consideration of Desc's shareholders at the Shareholders' Meeting.

     d) The dissolution of the Executive Committee will be submitted for the consideration of Desc's shareholders at the Shareholders' Meeting. If this proposal is approved, the Chief Executive Officer of Desc will assume the duties of the Executive Committee.

VI. RESOLUTION ON THE COMPENSATION TO THE DIRECTORS AND THE STATUTORY
    EXAMINERS.

It will be proposed that the members of the Board of Directors, and the Statutory Auditors, whether or not Alternates, of DESC, S.A. de C.V., receive a fee of pesos $25,000.00, Mexican Currency (TWENTY-FIVE THOUSAND AND 00/100 PESOS, MEXICAN CURRENCY) for each meeting of the Board of Directors that they attend, and for each meeting that they attend of the Evaluation and Compensation, Audit, and Finance and Planning Committees.

VII. REPORT OF THE BOARD OF DIRECTORS, AS PROVIDED IN ARTICLE 60, SECTION III OF THE GENERAL RULES APPLICABLE TO STOCK ISSUERS AND OTHER PARTICIPANTS OF THE STOCK MARKET ISSUED BY THE MEXICAN BANKING AND SECURITIES COMMISSION.

As required by Article 60, Section III of the General Provisions Applicable to Stock Issuers and Other Participants in the Stock Market issued by the Mexican National Banking and Securities Commission, Desc will report that it did not repurchase any of its shares during FY 2003.

VIII. DESIGNATION OF DEPUTIES TO FORMALIZE THE RESOLUTIONS ADOPTED AT THE SHAREHOLDERS' MEETING.

           Messrs. Fernando Senderos Mestre, Ernesto Vega Velasco, Juan Marco Gutierrez Wanless, Arturo D'Acosta Ruiz, Ramon F. Estrada Rivero and Fabiola G. Quezada Nieto will be proposed as Delegates of this Shareholders Meeting to, jointly or severally, perform the acts necessary to formalize and effectuate the resolutions adopted at the Shareholders' Meeting, including, without limitation, having the minutes formalized by a Notary Public and recording the minutes with the Mexican Public Registry of Commerce.

IX. READING AND APPROVAL OF THE MINUTES OF THE SHAREHOLDERS' MEETING.

This item will be presented at the Shareholders' Meeting.


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
                                   SIGNATURES


           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                           Desc, S.A. de C.V.
                                           -------------------------------------
                                                   (Registrant)



Date:    April 15, 2004                    By /s/ Arturo D'Acosta Ruiz
---------------------------                   ----------------------------------
                                              Name:   Arturo D'Acosta Ruiz
                                              Title:  Chief Financial Officer





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